Exhibit 99.73

News Release dated January 5, 2021

PROTECH ANNOUNCES EXECUTION OF LOI TO ACQUIRE A PROFITABLE LEADING SUPPLIER

OF RESPIRATORY THERAPY PRODUCTS AND SERVICES IN THE SOUTHEASTERN U.S.

TARGET HAS $7 MILLION IN ANNUALIZED REVENUES AND WOULD ADD OVER 10,000 ACTIVE PATIENTS

OVER 5,000 PATIENTS WOULD ENTER PROTECH’S EXISTING SUBSCRIPTION BASED RESUPPLY MODEL

Cincinnati, Ohio – January 5, 2021 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ), (OTCQX: PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced it has executed a non-binding letter of intent (the “LOI”) to acquire a private respiratory care company in the Southern United States reporting unaudited trailing 12-month annual revenues of approximately $7 million, positive adjusted EBITDA, and positive net income.

Acquisition Details

The target company has been a leader in the respiratory home care services industry within the area it operates in the Southern United States for over 20 years. The target company would serve as an entry for Protech into the new Southern State, adding over 10,000 active patients and a location within 10 minutes of a major metropolitan hub. Protech would begin to build its presence in this new geography by organically leveraging its existing infrastructure and looking for additional bolt-on opportunities. The target company has a heavily weighted respiratory product mix at over 85%, possessing a large selection of respiratory and home medical equipment to meet the needs of today's patients at home. The staff delivers on a high touch service model, aligned with Protech’s existing model, and is continually educating their patient base to ensure strong compliance of equipment. Moreover, the target company has a stable and diverse payor mix with no more than 50% coming from a particular payor source. In addition, the target company would give Protech the opportunity to add over 5,000 patients from its patient base to Protech’s existing subscription-based resupply program and Protech expects it would derive strong revenue synergies from this initiative.

The acquisition is expected to increase Protech’s annual revenues by approximately $7 million. Leveraging existing infrastructure, Protech expects to achieve additional revenue and EBITDA generated from organic growth, cross selling and corporate synergies.

According to the LOI, Protech expects to close the acquisition for cash at a reasonable multiple that would immediately be accretive to EBITDA and net income. Closing of the acquisition is subject to final due diligence, final negotiation and execution of a definitive purchase agreement and all necessary approvals. Closing is anticipated to be within the next 30 days.

“We are extremely excited to have executed an LOI that would expand our geographical footprint further into the Southern portion of the United States,” said Greg Crawford, Chairman and CEO of Protech. “The acquisition would give us a foundation to build from in the new State with over 10,000 active patients, and a location near a major metropolitan hub, which we would plan to grow both organically and inorganically over time. Post-closing, we would plan to seize on a significant opportunity by adding over 5,000 patients to our existing robust subscription-based resupply model. This acquisition would be immediately accretive to Protech’s EBITDA, overall profitability and adds $7 million dollars to the top-line which would bring us to over $130 million in run-rate revenue. We remain focused on strategically layering on complimentary respiratory focused businesses to our strong infrastructure where we can quickly deploy our technology driven model to enhance sales, margins, and patient count over time. At this time, our acquisition pipeline remains robust and we expect 2021 to be a very busy year for Protech as we scale our organization by further penetrating existing markets as well as entering new markets.”

Chief Financial Officer, Hardik Mehta added, “We are delighted to have executed on yet another LOI for a profitable respiratory focused company, which would help us strategically scale our business into a new State. Our focus continues to be on profitable $5 to $20+ million-dollar top-line companies, and we have a very deep pipeline of targets at various stages of due-diligence. Post-closing, our balance sheet would remain in exceptional condition and we will continue to be aggressive in our acquisition plan. We look forward to a potential closing on this exciting respiratory care company and will work diligently to integrate the business onto the Protech platform.”

Additional information will be released by the Company as it occurs. There can be no assurance that any acquisitions (including the particular acquisition contemplated herein) will be completed or the timing of any acquisitions.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company closing the acquisition and the anticipated financial impact (revenue, EBITDA, net income) of the acquisition on Protech’s financial results; the acquisition resulting in cross selling and corporate synergies; closing of the acquisition within the next 30 days; the acquisition expected to increase Protech’s annual revenues by approximately $7 million; Protech expecting to close the acquisition for cash at a reasonable multiple that would immediately be accretive to EBITDA and net income; Protech expecting 2021 to be a very busy year for Protech through penetrating existing markets and entering new markets; and the Company closing additional acquisitions; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: receipt of all necessary approvals for the acquisition; the Company successfully completing the negotiation of a definitive purchase agreement and all closing conditions being waived or satisfied in a timely manner; the definitive purchase agreement being executed; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com